UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 16, 2009**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware   **0-17122**   **57-0866076**

State or other jurisdiction of incorporation   Commission File Number   I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 -- Regulation FD

Item 5.02 Regulation FD Disclosure

First Federal Savings and Loan Association of Charleston ("First Federal"), a subsidiary of First Financial Holdings, Inc. (NASDAQ GSM: FFCH), announced that effective July 15, 2009, R. Wayne Hall was appointed to First Federal's Board of Directors and became Chief Operating Officer of First Federal Savings and Loan Association of Charleston.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ A. Thomas Hood
A. Thomas Hood
President and Chief Executive Officer

Date: July 16, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release

Exhibit 99.1
FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

**R. WAYNE HALL IS APPOINTED TO BOARD OF DIRECTORS AND
CHIEF OPERATING OFFICER OF
FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF CHARLESTON**

Charleston, South Carolina (July 16, 2009) First Federal Savings and Loan Association of Charleston ("First Federal"), a subsidiary of First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that effective July 15, 2009, R. Wayne Hall was appointed to First Federal's Board of Directors and became First Federal's Chief Operating Officer ("COO"). In addition to his current responsibilities as Executive Vice President and Chief Financial Officer ("CFO") of First Federal and First Financial, Mr. Hall's responsibilities will include but not be limited to supervising various bank and holding company functions such as: Risk Management; Compliance, Investor Relations, Treasury Operations, Banking Operations, Information Technology, Marketing; Office and Building Services, Human Resources, Lending, and Branch Operations. He will review, develop and implement operating policies and procedures. Additionally, Mr. Hall was appointed to serve a term on First Federal's Board of Directors expiring in December 2009 at which time he may stand for re-election.

James C. Murray, Chairman of the Board of First Federal, commented, "We are extremely pleased to announce the addition of Wayne to our Board and look forward to his insight, professional expertise and leadership. Wayne's contributions as our Chief Financial Officer have been exceptional, and his assumption of the COO role is a natural consequence of the outstanding strategic and operational leadership that he has also provided since joining First Federal and First Financial. Wayne has gained the respect and confidence of our entire leadership team and our Board of Directors."

Mr. Hall was employed by First Federal and its parent company, First Financial Holdings, Inc. ("Company") effective December 1, 2006 as Executive Vice President, Financial Management. He is a certified public accountant. Mr. Hall has over 23 years of financial institution experience, having served in several senior financial positions, including Executive Vice President and Chief Risk Officer of Provident Bank, Baltimore, Maryland. He also has seven years of experience auditing financial institutions in the field of public accounting. He received his Bachelor of Science Degree in Finance and a Masters of Accountancy from Virginia Polytechnic Institute and State University in Blacksburg, Virginia. Mr. Hall also graduated with honors from the Stonier Graduate School of Banking. His professional affiliations include the American Institute of Certified Public Accountants, and the Maryland Association of Certified

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First Financial Holdings, Inc.
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July 16, 2009

Public Accountants. His community activities include serving on the Audit Committee of Bon Secours Health System, Inc., Marriottsville, Maryland; serving as the 2009 Chairman of the American Cancer Society's Relay for Life committee for Charleston County; serving on the American Cancer Society's Lowcountry Leadership Council. Mr. Hall is active in other community and company related initiatives in the communities we serve.

First Financial is the holding company for First Federal, which now operates 64 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender Counties in coastal North Carolina offering banking and trust services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements as a result of a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level of and trend of loan delinquencies and charge-offs, results of examinations by our banking regulators, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission ("SEC"), including the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the Form 10-Qs for the quarters ended December 31, 2008 and March 31, 2009. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our website at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.